Filed pursuant to 424(b)(3)
SEC File No. 333-140754

InSight Health Services Holdings Corp.

SUPPLEMENT DATED JULY 19, 2007
TO PROSPECTUS DATED JULY 3, 2007

This Supplement is part of, and should be read in conjunction with, the prospectus dated July 3, 2007. The term the “Debtors” includes InSight Health Services Holdings Corp. (“Holdings”) and its wholly owned subsidiary, InSight Health Services Corp.

RECENT EVENTS

On July 10, 2007, the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an order (Docket No. 125) (the “Order”) approving and confirming the Debtors’ Second Amended Joint Prepackaged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (as confirmed, the “Plan”). The effective date of the Plan is anticipated to be on or about August 1, 2007; however, the Debtors can make no assurance as to when, or ultimately if, the Plan will become effective. It is also possible that additional technical amendments could be made to the Plan prior to effectiveness.

The Plan includes the release, waiver and discharge (the “Release”) by holders of claims or interests (each a “Holder” and collectively, the “Holders”) of certain parties, including, without limitation, J.P. Morgan Securities Inc. and Black Diamond Capital Management, L.L.C. and their affiliates, and Bank of America, N.A. (the “Additional Released Parties”). Pursuant to paragraph 47 of the Order, the acknowledgment of the Release by the Holders is required in order for the Release to be binding upon (i) such Holders with respect to the Additional Released Parties and (ii) any Holder who did not cast a vote to accept the Plan. The Debtors have solicited acknowledgment of the Release from the Holders and intend to file the results of the solicitation with the Bankruptcy Court on July 30, 2007.

In connection with the confirmation of the Plan, the anticipated form of the second amended and restated bylaws of Holdings as included in the prospectus has been revised to, among other things, preserve the ability of stockholders to take action by written consent without a meeting; eliminate the ability of the board of directors to increase or decrease the size of the board; and require the affirmative vote of a majority of stockholders in order to amend certain provisions of the bylaws, including, without limitation, those provisions relating to the (i) nomination by stockholders of candidates for election as directors; (ii) advance notice requirements for matters to be presented by stockholders at any meeting of stockholders; (iii) quorum and voting requirements for stockholders’ meetings; (iv) number, qualification, election, nomination and term of directors; (v) quorum requirements for meetings of the board of directors and (vi) further amendments to the bylaws.